Premium Financial Services & Leasing, Inc.
                          9229 Delegates Row, Suite 130

                           Indianapolis, Indiana 46240

                                 (317) 575-1800

                                  June 16, 2003

VIA EDGAR

Mr. John Reynolds
Assistant Director
Office of Small Business
Securities and Exchange Commission
450 Fifth Street, N.W.

Washington, D.C. 20549

Re:      Premium Financial Services & Leasing, Inc.
         Registration Statement on Form SB-2 June 11, 2002
         First Amendment filed September 4, 2002
         Second Amendment filed December 12, 2002

         File No. 333-90188

Dear Mr. Reynolds:

         Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Premium Financial Services & Leasing, Inc., a Wyoming corporation (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form SB-2, File No. 333-90188, together with all amendments and exhibits thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on June 11, 2002, a first amendment was filed on September 4, 2002, and a second amendment was filed on December 12, 2002.

         The Registrant has determined that it is not in its best interests to proceed with the Registration Statement at this time. As a relatively new reporting company, Premium Financial has been experiencing difficulties associated with the ongoing responsibilities of timely public reporting and the associated accounting and auditing burdens. The Registrant is therefore withdrawing its Registration Statement at this time. It is the intention of the Registrant to again file a SB-2 registration statement as soon as it becomes current in its reporting.

         The Registration Statement has never been declared effective, and no shares have been issued or sold pursuant to the Registration Statement. Should you have any questions regarding this matter, please do not hesitate to contact Kevin M. Sherlock, legal counsel to the Registrant, at (520) 906-3567, or the undersigned at (317) 575-1800.

                                    Very truly yours,
                                    /s/
                                    Michael Gooch,
                                    President,

                                    Premium Financial Services & Leasing, Inc.